UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 22, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Republic Airways Holdings Inc.

File No. 000-49697 - CF# 22851

Republic Airways Holdings Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 4, 2008.

Based on representations by Republic Airways Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 3, 2018
Exhibit 10.2	through October 8, 2018
Exhibit 10.3	through October 20, 2018
Exhibit 10.4(d)	through June 12, 2012
Exhibit 10.39(v)	through April 7, 2014
Exhibit 10.40(o)	through April 7, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel